SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 23 December 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The Bank of Ireland)
Board Changes
23 December 2011

Bank of Ireland announces the appointment to the Board of Directors of Mr Patrick Mulvihill and Mr Pat Butler as non-executive directors.

Mr. Butler is a partner in Resolution Group, a financial services investment company.  Prior to Resolution he was a senior director of McKinsey & Co., and led the Firm's UK Financial Services Practice and its European Retail Banking Practice.  He worked with banking, insurance and asset management clients in the UK, US, Australia, South Africa, Middle East and several European countries, as well as clients in a range of other industries. Mr Butler will be joining the Risk Committee and the Nomination and Governance Committee.

Mr. Mulvihill spent much of his career at Goldman Sachs, retiring in 2006. Most recently, he was Global Head of Operations covering all aspects of Capital Markets Operations, Asset Management Operations and Payment Operations. Previous roles include Co-Controller, Co Head of Global Controller's Department of Goldman Sachs, covering Financial/Management Reporting, Regulatory Reporting, Product Accounting and Payment Services. He also sat on the firm's Risk, Finance and Credit Policy Committees.  Mr. Mulvihill is currently a Non Executive Director of Goldman Sachs Bank (Europe) Plc and a member of their Audit Committee. Mr Mulvihill will be joining the Risk Committee and the Audit Committee.

Mr John O'Donovan will retire as an executive director with effect from 31 December 2011.

Ms Rose Hynes has indicated her intention to retire as a non executive director with effect from 31 December 2011.  Mr Jerome Kennedy has indicated his intention to retire as a non executive director at the conclusion of the next Annual General Meeting.

There were no details requiring disclosure for Mr Mulvihill or Mr Butler under paragraph 6.6.7 (2) to (6) of the Listing Rules.

Enquiries-
Helen Nolan, Group Secretary 00-353-76- 623-4710
Dan Loughrey, Head of Group Communications 00 -353-76-623-4770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  23 December 2011